                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                     Objective Systems Integrators, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

             Common Stock, with a par value of $0.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 674424-10-6
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            D. Craig Nordlund, Esq.
                            Senior Vice President,
                         General Counsel and Secretary
                          Agilent Technologies, Inc.
                              395 Page Mill Road
                       Palo Alto, California 94303-0870
                                (650) 752-5000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              November 24, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [_].

     Note: Schedules filed in paper format shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

--------------------
CUSIP NO. 450312 103
--------------------


 1    Name of Reporting Person. S.S. or I.R.S. Identification No. of Above
      Person

         Agilent Technologies Inc. (#77-0518772)

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 2    Check The Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]

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 3    SEC Use Only

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 4    Source of Funds                                               00

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 5    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                [_]

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 6    Citizenship or Place of Organization

              Delaware

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     NUMBER OF       7    Sole Voting Power
     SHARES
                          ----------------------------------------------------
     BENEFICIALLY    8    Shared Voting Power
     OWNED BY             20,360,546
     EACH
                          ----------------------------------------------------
     REPORTING       9    Sole Dispositive Power
     PERSON
                          ----------------------------------------------------
     WITH
                     10   Shared Dispositive Power
                          20,360,546
                          ----------------------------------------------------

------------------------------------------------------------------------------

11    Aggregate Amount Beneficially Owned by Each Reporting Person: 20,360,540

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

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

                                 SCHEDULE 13D

--------------------
CUSIP NO. 450312 103
--------------------



13    Percent of Class Represented by Amount in Row (11)
                                                                 54.6%
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14    Type of Reporting Person                                      CO

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

                                 SCHEDULE 13D

--------------------
CUSIP NO. 450312 103
--------------------




 1    Name of Reporting Person. S.S. or I.R.S. Identification No. of Above
      Person

         Tahoe Acquisition Corp. (No I.R.S. Identification No. available)

------------------------------------------------------------------------------

 2    Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------

 3    SEC Use Only

------------------------------------------------------------------------------

 4    Source of Funds                                               OO

------------------------------------------------------------------------------

 5    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                [_]

------------------------------------------------------------------------------

 6    Citizenship or Place of Organization

              Delaware

------------------------------------------------------------------------------

     NUMBER OF       7    Sole Voting Power
     SHARES
                          ----------------------------------------------------
     BENEFICIALLY    8    Shared Voting Power
     OWNED BY             20,360,546
     EACH
                          ----------------------------------------------------
     REPORTING       9    Sole Dispositive Power
     PERSON
                          ----------------------------------------------------
     WITH
                     10   Shared Dispositive Power
                          20,360,546
                          ----------------------------------------------------

------------------------------------------------------------------------------

11    Aggregate Amount Beneficially Owned by Each Reporting Person: 20,360,540

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------
CUSIP NO. 450312 103
--------------------


13       Percent of Class Represented by Amount in Row (11)
54.6%
--------------------------------------------------------------------------------

14       Type of Reporting Person                                   CO

--------------------------------------------------------------------------------


Item 1.  Security and Issuer.

         The title of the class of equity securities to which this statement relates is Common Stock, par value of $0.001 per share of Objective Systems Integrators, Inc. ("OSII"). OSII's principal executive offices are located at 101 Parkshore Drive, Folsom, California 95630.

Item 2.  Identity and Background.

         This statement is being filed by Agilent Technologies, Inc., a Delaware corporation ("Agilent Technologies"), and Tahoe Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Agilent Technologies ("Merger Sub" and, together with Agilent Technologies, the "Reporting Persons"). The address of each of Agilent Technologies' and Merger Sub's principal executive offices is 395 Page Mill Road, Palo Alto, California 94303-0870.

         Agilent Technologies is a diversified technology company that provides enabling solutions to high growth markets within the communications, electronics, life sciences and healthcare industries. It is a global leader in designing and manufacturing test, measurement and monitoring instruments, systems and solutions and semiconductors and optical components. Agilent Technologies includes the following businesses: test and measurement, semiconductor products, healthcare solutions and chemical analysis. On November 17, 2000, Agilent Technologies announced that it had entered into an agreement to sell its Healthcare Solutions Group to Royal Philips Electronics, subject to customary regulatory approval and other closing conditions.

         Merger Sub is a wholly owned subsidiary of Agilent Technologies, that was established to effectuate the transaction described in Items 3 and 6.

         Set forth in Schedule A is the name and present principal occupation or employment and address of each of Agilent Technologies' and Tahoe Acquisition Corp.'s directors and executive officers, as of the date hereof.

         None of Agilent Technologies, Merger Sub, or the individuals listed on Schedule A have ever been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and are not and have not been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                 SCHEDULE 13D

---------------------
CUSIP NO. 450312 10 3
---------------------


Item 3.  Source and Amount of Funds or other consideration.

         On November 24, 2000, Agilent Technologies, through Merger Sub, agreed to acquire OSII by means of a merger (the "Merger") pursuant to the terms of the Agreement and Plan of Merger, dated as of November 24, 2000 (the "Merger Agreement"), by and among Agilent Technologies, Merger Sub and OSII, and subject to the conditions set forth therein. Pursuant to the Merger Agreement, Merger Sub will commence a tender offer to purchase all the outstanding shares of OSII at $17.75 per share, net to the seller in cash (the "Offer"), and, subject to the completion of the Offer and certain other conditions more fully described in the Merger Agreement, merge with and into OSII and OSII will become a wholly owned subsidiary of Agilent Technologies. A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by this reference. Completion of the Offer is subject to the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

         As an inducement to the Reporting Persons' entering into the Merger Agreement, certain stockholders of OSII entered into a tender and voting agreement, dated as of November 24, 2000 (the "Voting Agreement"), among Agilent Technologies, the Merger Sub and certain OSII stockholders (each a "Voting Agreement Stockholder," and collectively, the "Voting Agreement Stockholders"), which agreement is described in more detail in Item 6 below. Pursuant to the Voting Agreement, the Voting Agreement Stockholders have each granted Agilent Technologies an irrevocable proxy to such stockholder's shares of OSII Common Stock (the "Shares") in favor of the Merger and have agreed to tender all Shares pursuant to the Offer.

         No capital of the Reporting Persons is expected to be expended by the Reporting Persons in connection with the exercise of its rights with respect to the approximately 20,360,546 Shares covered by the Voting Agreement. The Voting Agreement is attached hereto as Exhibit 2 and is incorporated herein by this reference.

Item 4. PURPOSE OF TRANSACTION.

         (a)-(b) As further described in Item 3 above and Item 6 below, this statement relates to the Offer and to the Merger of Merger Sub with and into OSII in a statutory merger pursuant to the provisions of the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and OSII will continue as the surviving corporation and as a wholly owned subsidiary of the Agilent Technologies.

         As an inducement to the Reporting Persons to enter into the Merger Agreement, and as further described in Item 3 above and Item 6 below, each of the Voting Agreement Stockholders has, by executing a Voting Agreement, irrevocably appointed the Agilent Technologies, as attorney-in-fact and proxy, with full power of substitution. Such proxies give the proxy holder the limited right to vote the OSII Common Stock subject to the Voting Agreement (the "Voting Agreement Shares") in favor of the Merger and against any action or agreement that would impede, interfere with or prevent the Merger. In addition the Voting

                                 SCHEDULE 13D

---------------------
CUSIP NO. 450312 10 3
---------------------

Agreement Stockholders have agreed to tender all Voting Agreement Shares pursuant to the Offer. The descriptions herein of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to such agreements.


     (c)  Not applicable.

     (d) Under the terms of the Merger Agreement, Parent shall have the right to designate certain members to the OSII board of directors and OSII has agreed to use its best effort to facilitate the election of such designees.

     (e)  See the discussion of Merger in Item 3 above.

     (f) Other than as a result of the Merger described in Item 3 above, not applicable.

     (g) Other than as a result of the Merger described in Item 3 above, none.

     (h) Upon consummation of the Merger, OSII Common Stock will be de-listed from the Nasdaq Stock Market.

     (i) Upon consummation of the Merger, OSII Common Stock will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "Act"), pursuant to Section 12(g)(4) of the Act.

     (j) Other than described above, the Reporting Persons currently have no plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals).

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As a result and subject to the terms of the Voting Agreement and the irrevocable proxies granted pursuant thereto, Agilent Technology has the sole power to vote an aggregate of approximately 20,360,546 shares of OSII Common Stock for the limited purposes described in Item 4 above. Such shares constitute approximately 54.6% of the issued and outstanding shares of OSII Common Stock based on the number of shares outstanding at October 20, 2000 (as reported in OSII's Definitive Proxy Statement filed with the Securities and Exchange Commission on November 3, 2000). Other than with respect to and in accordance with the provisions of the Voting Agreement, the Reporting Persons do not have the right to vote the Shares on any other matters. The Reporting Persons do not share voting power of any additional shares of OSII Common Stock with regard to the limited purposes set forth in Item 4 above and in the Voting Agreement. Pursuant to the Voting Agreement, the Voting Agreement Stockholders have agreed to tender all Shares pursuant to the Offer. The Reporting Persons do not have any other power to dispose or direct the disposition of any shares of OSII Common Stock.

                                 SCHEDULE 13D

---------------------
CUSIP NO. 450312 10 3
---------------------



       (c) Except as described herein, the Reporting Persons have not effected any transaction in OSII Common Stock during the past 60 days and, to the Reporting Persons' knowledge, none of the persons named in Schedule A has effected any transaction in OSII Common Stock during the past 60 days.

       (d)  Not applicable.

       (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Sub will merge with and into OSII and OSII will become a wholly owned subsidiary of the Agilent Technologies. Upon consummation of the Merger, Merger Sub will cease to exist as a separate corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into OSII with OSII remaining as the surviving corporation. As a result of the Merger, each outstanding share of OSII Common Stock, other than shares owned by OSII (i.e., OSII treasury shares), Merger Sub, Agilent Technologies or any wholly-owned subsidiary of OSII or Agilent Technologies, will be redeemed for cash. Outstanding options or warrants to purchase OSII Common Stock will be assumed by the Reporting Persons as provided in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 and incorporated herein in its entirety by reference.

        Upon certain circumstances described in Section 8.3 of the Merger Agreement, OSII will be obligated to pay to Agilent Technologies of a termination fee equal to $22,600,000. Payment of this fee will not be in lieu of damages in the event of fraud or a willful breach by OSII of the Merger Agreement.

        In exercising its right to vote the Shares as lawful attorneys and proxies of the Voting Agreement Stockholders pursuant to the Voting Agreement, Agilent Technologies will be limited, at every OSII stockholders meeting and every written consent in lieu of such meeting, to vote the shares (i) in favor of approval of the Merger and the Merger Agreement and (ii) against approval of any proposal made in opposition to or in competition with the consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than the Reporting Persons and any liquidation or winding up of OSII. The Voting Agreement Stockholders may vote their own shares themselves on all other matters. The Voting Agreement will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms or (ii) the Effective Time of the merger (as defined in Section 2.2 of the Merger Agreement). Each Voting Agreement Stockholder has agreed not to transfer his or her Shares prior to termination of the Voting Agreement. The terms of the Voting Agreement are more fully described in the Voting Agreement, attached hereto as Exhibit 2. Each of the Voting Agreement is incorporated herein by this reference.

        Other than the Merger Agreement and the Voting Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the

                                 SCHEDULE 13D

---------------------
CUSIP NO. 450312 10 3
---------------------


persons named in Item 2 and between such persons and any person with respect to any securities of OSII, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         The descriptions herein of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits 1 and 2, respectively.

Item 7. MATERIALS TO BE FILED AS EXHIBITS.

        The following documents are filed as exhibits:

        1. Agreement and Plan of Merger, dated November 24, 2000, by and among Objective Systems Integrators, Inc., a Delaware corporation, Tahoe Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Agilent Technologies, Inc., and Agilent Technologies, Inc., a Delaware corporation.

        2. Form of Tender and Voting Agreement, dated November 24, 2000, between and among Objective Systems Integrators, Inc., a Delaware corporation, Tahoe Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Agilent Technologies, Inc., and Agilent Technologies, Inc., a Delaware corporation and certain stockholders of Objective Systems Integrators, Inc., a Delaware corporation.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2000               AGILENT TECHNOLOGIES, INC.

                               /s/ Marie Oh Huber
                               -------------------------------------------------
                               Marie Oh Huber
                               Vice President, Assistant General Counsel and Assistant Secretary

                                 SCHEDULE 13D

---------------------
CUSIP NO. 450312 10 3
---------------------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2000                 TAHOE ACQUISITION CORP.

                                 /s/ Marie Oh Huber
                                 -----------------------------------------------
                                 Marie Oh Huber
                                 Secretary

                                 SCHEDULE 13D

---------------------
CUSIP NO. 450312 10 3
---------------------


                                                              Schedule A

                                    Directors and Executive Officers of Agilent Technology

------------------------------------------------------------------------------------------------------------------------------------
                  Name                                     Title                    Present Principal Occupation or
                                                                                    Employment, Including Name and Address
                                                                                    of Employer
------------------------------------------------------------------------------------------------------------------------------------
  Edward W. Barnholt                         President, Chief Executive Officer                         *
                                             and Director
------------------------------------------------------------------------------------------------------------------------------------
  Alain Couder                               Executive Vice President and Chief                         *
                                             Operating Officer
------------------------------------------------------------------------------------------------------------------------------------
  Robert R. Walker                           Executive Vice President and Chief                         *
                                             Financial Officer
------------------------------------------------------------------------------------------------------------------------------------
  Byron Anderson                             Senior Vice President, Electronic                          *
                                             Products and Solutions Group
------------------------------------------------------------------------------------------------------------------------------------
  William R. Hahn                            Senior Vice President, Strategic                           *
                                             Programs
------------------------------------------------------------------------------------------------------------------------------------
  Jean M. Halloran                           Senior Vice President, Human                               *
                                             Resources
------------------------------------------------------------------------------------------------------------------------------------
  Richard D. Kniss                           Senior Vice President, Chemical                            *
                                             Analysis Group
------------------------------------------------------------------------------------------------------------------------------------
  D. Craig Nordlund                          Senior Vice President, General                             *
                                             Counsel and Secretary
------------------------------------------------------------------------------------------------------------------------------------
  Stephen H. Rusckowski                      Senior Vice President, Healthcare                          *
                                             Solutions Group
------------------------------------------------------------------------------------------------------------------------------------
  Thomas A. Saponas                          Senior Vice President and Chief                            *
                                             Technology Officer
------------------------------------------------------------------------------------------------------------------------------------
  John E. Scruggs                            Senior Vice President, Automated                           *
                                             Test Group
------------------------------------------------------------------------------------------------------------------------------------
  William P. Sullivan                        Senior Vice President, Semiconductor                       *
                                             Products Group
------------------------------------------------------------------------------------------------------------------------------------
  Thomas White                               Senior Vice President,                                     *
                                             Communications Solutions Group
------------------------------------------------------------------------------------------------------------------------------------
  Dorothy D. Hayes                           Vice President, Controller and Chief                       *
                                             Accounting Officer
------------------------------------------------------------------------------------------------------------------------------------
  Gerald Grinstein                           Director                               Principal
                                                                                    Madrona Investment Group, L.L.C.
                                                                                    1000 2nd Avenue
                                                                                    Suite 3700
                                                                                    Seattle, WA 98104
------------------------------------------------------------------------------------------------------------------------------------
  James G. Cullen                            Director                               President and Chief Operating Officer,
                                                                                    Verizon Corporation
                                                                                    1310 N. Court House Road
                                                                                    5th Floor
                                                                                    Arlington, VA 22201
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Professor Emeritus and Professor
  Thomas E. Everhart                         Director                               California Institute of Technology
                                                                                    Mail Code 202-31
                                                                                    1200 E. California Blvd.
                                                                                    Pasadena, CA 91125
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Executive Vice President and Chief
  Robert J. Herbold                          Director                               Operating Officer,
                                                                                    Microsoft Corporation
                                                                                    1 Microsoft Way
                                                                                    Redmond, WA 98052-6399
------------------------------------------------------------------------------------------------------------------------------------
  Walter B. Hewlett                          Director                               Independent software developer
------------------------------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------
CUSIP NO. 450312 10 3
---------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Executive Vice President and
  Heidi Kunz                                 Director                                Chief Financial Officer, Gap Inc.
                                                                                     1 Harrison St.
                                                                                     San Francisco, CA 94105
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Chairman & Chief Executive
  David M Lawrence, M.D.                     Director                                Officer of Kaiser Foundation
                                                                                     Health Plan, Inc. & Kaiser
                                                                                     Foundation Hospitals
                                                                                     1 Kaiser Plaza
                                                                                     Oakland, CA 94612
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Chairman and Chief Executive
  A. Barry Rand                              Director                                Officer, Avis Group
                                                                                     900 Old Country Road
                                                                                     Garden City, NY 11530
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Chairman Emeritus
  Randall L. Tobias                          Director                                Eli Lilly and Company
                                                                                     500 East 96/th/ Street
                                                                                     Suite 110
                                                                                     Indianapolis, IN 46240
------------------------------------------------------------------------------------------------------------------------------------

       . Such individual's principal occupation and employment is as set forth in the "Title" column, and such individual's employer is Agilent Technologies, Inc., at 395 Page Mill Road, Palo Alto, California 94303.

       . Unless indicated otherwise, such individual's business address is: 395 Page Mill Road, Palo Alto, California 94303



                                     Directors and Executive Officers of Tahoe Acquisition Corp.


------------------------------------------------------------------------------------------------------------------------------------
                  Name                                     Title                   Present Principal Occupation or
                                                                                   Employment, Including Name and Address
                                                                                   of Employer
------------------------------------------------------------------------------------------------------------------------------------
            D. Craig Nordlund                President, Chief Executive Officer    Senior Vice President, Secretary and
                                                        and Director               General Counsel, Agilent Technologies
------------------------------------------------------------------------------------------------------------------------------------
             Marie Oh Huber                  Chief Financial Officer, Secretary    Vice President, Assistant General Counsel
                                                        and Director               and Assistant Secretary, Agilent
                                                                                   Technologies
------------------------------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------
CUSIP NO. 450312 10 3
---------------------



------------------------------------------------------------------------------------------------------------------------------------
               John Eaton                     Assistant Secretary and Director     Vice-President, Agilent Technologies
------------------------------------------------------------------------------------------------------------------------------------

         *Each individual's business address is: 395 Page Mill Road, Palo Alto, California 94303

                                 SCHEDULE 13D


--------------------
CUSIP NO. 450312 103
--------------------


                               INDEX TO EXHIBITS

99.1 (A). Agreement and Plan of Merger, dated November 24, 2000, by and among Objective Systems Integrators, Inc., a Delaware corporation, Tahoe Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Agilent Technologies, Inc., and Agilent Technologies, Inc., a Delaware corporation.

99.1 (B). Form of Tender and Voting Agreement, dated November 24, 2000, between and among Objective Systems Integrators, Inc., a Delaware corporation, Tahoe Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Agilent Technologies, Inc., and Agilent Technologies, Inc., a Delaware corporation and certain stockholders of Objective Systems Integrators, Inc., a Delaware corporation.